

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

Mail Stop 7010

September 26, 2007

By U.S. Mail and Facsimile

Mr. Patrick H. Dudasik
Chief Financial Officer
Calamos Asset Management, Inc.
2020 Calamos Court
Naperville, Illinois 60563

  Re: Form 10-K for the Fiscal Year Ended December 31, 2006
     Form 10-Q for the Fiscal Quarter Ended March 31, 2007
     Form 10-Q for the Fiscal Quarter Ended June 30, 2007
     File No. 000-51003

Dear Mr. Dudasik:

   We have reviewed your filings and have the following comments. We have limited our review to your disclosures related to management's discussion and analysis, investment securities and partnership investments and will make no further review of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2006

Management's Discussion and Analysis, page 24

Liquidity and Capital Resources, page 42

1. In future annual and quarterly filings, please revise your liquidity and capital resources section to include disclosure of the most restrictive debt covenants contained in your senior unsecured notes and your compliance with them, quantified, to the extent applicable.

Mr. Patrick H. Dudasik
Calamos Asset Management, Inc.
September 26, 2007
Page 2

Critical Accounting Policies and Estimates, page 44

2.   We note that you consolidate Calamos Holdings LLC because you operate and
        control all of its business and affairs. We also note that you consolidate Calamos
        Equity Opportunities Fund LP and Calamos Market Neutral Opportunities Fund
        LP and that you do not consolidate other funds. It appears to us that you should
        revise future filings to disclose and discuss your consolidation policy as a critical
        accounting policy.

Financial Statements and Supplementary Data, page 47

Note 5 – Investment Securities, page F-16

3.   In regard to your disclosures related to investment securities, please revise future
        filings to:

        •   Address the underlying nature of the assets in affiliated mutual funds;
        •   Clarify the amount of unrealized gains and losses allocated to the minority
            interest; and
        •   Revise future quarterly filings to include the disclosures required by SFAS
            115 and the additional disclosures noted above.

Note 6 – Partnership Investments, page F-17

4.   In regard to your disclosures related to partnership investments, please explain to
        us, and revise future filings to disclose, your accounting basis for the net
        presentation. In addition, please revise future filings to:

        •   Address the underlying nature of the assets in securities owned; and
        •   Include all the disclosures required by SFAS 115.

Form 10-Q for the Fiscal Quarter Ended June 30, 2007

Management's Discussion and Analysis, page 24

Results of Operations, page 14

5.   We note that you presented measures that you identify as operating expenses, as
        adjusted, operating income, as adjusted, and net income, as adjusted. It appears to
        us that these non-GAAP measures may not comply with Item 10 of Regulation S-
        K and should not be included in future filings.

6.   Please revise future filings to provide a more comprehensive explanation of the
        factors that resulted in you incurring the termination and structuring fees during
        2007 and a more comprehensive discussion of the expected impact on future
        results.

Mr. Patrick H. Dudasik
Calamos Asset Management, Inc.
September 26, 2007
Page 3

*   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please furnish your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, you may contact Dale Welcome, Staff Accountant, at (202) 551-3865, Anne McConnell, Senior Staff Accountant, at (202) 551-3709 or, in their absence, to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Accounting Branch Chief